Exhibit 1.08

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Investor Relations	Media Relations
Monish Bahl CDC Corporation (678) 259-8510 monishbahl@cdcsoftware.com	Jennifer Buchhalter Articulate Communications Inc. (617) 451-7788 ext. 16 jbuchhalter@articulatepr.com

For Immediate Release

CDC Software Wins Prestigious Awards from Some of China’s Most Influential IT Portal Websites

CCIDNet and Chinabyte recognize CDC Software’s Ross Enterprise for its industry-specific solution for process manufacturers

BEIJING, March 20, 2007— CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA) and a global provider of industry-specific enterprise software applications and consulting services, today announced that its Ross Enterprise suite of application has received accolades by two of China’s leading Information Technology Portals.

CDC Software was named as one of the three excellent ERP vendors by CCIDNet, one of China’s most influential IT portal website. CCIDNet’s Win in 2006 Awards are based on the website browsers’ vote, a panel of industry experts, and editors’ recommendations during a four month period. This year, only three ERP vendors received this prestigious award. CDC Software’s Ross Enterprise ERP solution was specifically recognized for its industry-specific functionality for a wide range of process manufacturing industries including food and beverage, consumer products, life sciences, chemicals, metals and natural products. The panel of judges were comprised of an academician from the Chinese Academy of Engineering, deputy director of an ERP special committee under China Electronic Society, secretary general of the Association of Information Industry in Beijing and vice minister of the Technology Management Group of Beijing Dongfang Science and Technology, Inc.

CDC Software’s Ross Enterprise was also named as the 2006 Best ERP in Process Industry for the second year in a row at the “2007 China Information Technology Development Summit,” recently held by Chinabyte, another of China’s influential IT portals. Ross Enterprise was chosen for its deep understanding of industry features and specialized application for process manufacturers. Held in the Century Golden Hotel in Beijing on January 26, 2007, attendees included governors from the State Information Centre and Information Centre of Ministry of Personnel of People’s Republic of China, IT industry experts, and more than 200 representatives from enterprises. The winners were selected on the advice of an organizing committee, which consisted of industry experts and governors, and online voting.

Schenectady International Shanghai, Limited, a CDC Software customer, and a leading global chemical manufacturer., was also named as the 2006 Best Efficiency and Energy Output of Information Technology Application for its use of CDC Software’s Ross Enterprise suite of applications.

“CDC Software is committed to helping our customers succeed and become market leaders as they rely on our industry-specific solutions, as well as our thorough understanding of their industry requirements,” said Ian Whitehouse, managing director of CDC Software China. “With more than 30 years of experience in the enterprise software industry, solutions tailored to meet industry requirements, and our global infrastructure, we are very confident in our ability to help manufacturers flourish in China.”

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), MVI real-time performance management, IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About Ross Enterprise
Ross Enterprise is an innovative suite of software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Ross Enterprise offers industry-specific functionality for a variety of industries including food and beverage, chemicals, life sciences, metals, natural products, and business services. The comprehensive suite of solutions include functionality in enterprise resource management (ERP), supply chain management (SCM), customer relationship management, real time performance management, order management and warehouse management (WMS), human resource planning, performance management and business analytics. For more information, visit www.rossinc.com.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include the conditions of the enterprise software industry in Greater China; rules and regulations affecting software in Greater China; the continued ability of the company’s enterprise software unit to provide products which address industry-specific requirements; demand for and market acceptance of new and existing enterprise software; and developmental delays for enterprise software products. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.